UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      September 30, 2005

Mr. Thomas A. Loucks
Trend Mining Company
President and Chief Executive Officer
5439 South Prince Street
Littleton, Colorado 80120


      Re:	Trend Mining Company
		Registration Statement on Form SB-2
      Filed April 18, 2005 and amended September 15, 2005
		File No. 333-124144

Dear Mr. Loucks:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Risk Factors, page 3

1. We note your response to comment number 2 and the amended disclosure. As previously noted, each risk must be stated plainly and directly. Revise this risk factor to remove the mitigating language that you have included, namely "[h]owever, the company believes that
Mr. Kaplan and his affiliates in the Kaplan Group will not exercise such right."

 Financial Statements for the Period Ended June 30, 2005

Note 3 - Summary of Significant Accounting Policies, page F-12

Going Concern

1.	Please reconcile the amount disclosed as your accumulated
deficit
as of June 30, 2005 to your statements of stockholders equity.

Note 9 - Convertible Bridge Loans, page F-15

2.	Please expand your disclosure to address the modification in the
event of your completion of a private placement, as disclosed on page
8 and 12.

Note 11 - Subsequent Event, page F-17

3.	Please expand your disclosure to address the terms of the
advances from your officers and directors which you disclose on page
36.

Audited Financial Statements for the fiscal year ended September
30,
2004

Notes to Financial Statements

Note 5 - Common Stock Options and Warrants, page F-38

4.	Your response to comment eight in our letter of August 26,
2005
indicated you had complied with the comment.  We are unable to locate
the revisions to the disclosure.   Therefore, we reissue our prior
comment number eight, as follows:
We note that you have restated your financial statements for the accounting for the gain on sale of internal securities. In the fourth paragraph on page F-38, remove the statement "this gain is reflected in the income statement as internal gain from sale of securities."



Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Gary Newberry at (202) 551-3761 or Jill
Davis,
Accounting Branch Chief, at (202) 551-3683, if you have questions regarding comments on the financial statements and related matters.
Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3740.


      					Sincerely,



      					H. Roger Schwall
      Assistant Director


cc: 	H. Rothman
      C. Moncada-Terry